ICU Medical, Inc.
951 Calle Amanecer
San Clemente, California 92673

December 14, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Michael Fay, Brian Cascio

Re: ICU Medical, Inc.
Form 10-K for the fiscal year ended December 31, 2022
File No. 001-34634

To the addressees set forth above:

This letter is submitted on behalf of ICU Medical, Inc., a Delaware corporation (the “Company”), with respect to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated December 1, 2023.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the applicable filing and all references to page numbers in such response are to page numbers in such filing.

Staff Comment No. 1

Form 10-K for the fiscal year ended December 31, 2022

Consolidated Financial Statements
Note 1. Revenue Recognition, page 73

We have reviewed your proposed revised disclosure and response to prior comment 1, and we do not see in the proposed disclosure the judgments made in the application of ASC 606. Please revise your disclosure to identify and explain the judgments and changes in judgments made in applying ASC 606, and also provide the related qualitative and quantitative information, to more fully address the disclosure requirements of ASC 606- 10-50-1(b), 50-17(b), and 50-20(a). Alternatively, describe to us the reasons why further disclosure is not necessary. Please provide us the calculations used to determine variable consideration for the periods presented so that we are able to better understand your application of the ASC 606 disclosure requirements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company, in future filings, will provide the following updated revisions (added language as underlined and deleted language as strikethrough) which include additional quantitative and qualitative information related to the calculations used and significant judgments applied that affect the estimation of variable consideration:

Payment is typically due in full within 30 days of delivery or the start of the contract term. Revenue is recorded in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We include variable consideration in net sales only to the extent that a significant reversal in revenue is not probable when the uncertainty is resolved.

Our variable consideration includes distributor chargebacks, product returns and end customer rebates, with distributor chargebacks representing the majority and subject to the greatest judgment. ~~We also provide chargebacks to distributors that sell to end customers at prices determined under a contract between us and the end customer. In estimating the expected value of chargeback amounts in order determine the transaction price, we use information available at the time, including our historical experience.~~

Chargebacks are the difference between the prices we charge our distribution customers at the time they purchase our products and the contracted prices we have with the end customer, most often in the U.S, and Canada. When a distributor sells our products to one of our contracted end customers, the distributor typically will claim a refund from us for the chargeback amount which ~~are~~ we process~~ed~~ as a credit~~s~~ to ~~our~~ the distributor~~n customers~~. In estimating the transaction price to present as net revenue for sales to distributors, we must estimate the expected chargeback amount that we will refund to the distributor after they sell our product to a contracted end customer. Determining the appropriate chargeback reserve requires judgment around the following assumptions:

(i)The estimated chargeback amount (the difference between the price we invoice the distributor and the contractually agreed price with specified end customers); and

(ii)The estimated period of time between the sale to the distributor and the receipt of a chargeback claim.

For purposes of estimating the expected chargeback amount, we utilize actual recent historical chargebacks paid to the specific distributor for similar products as determined at either a product or product-family level. While individual chargeback rates can vary significantly depending on the product and contracted prices with distributors and end customers, our chargeback reserve estimate is not overly sensitive to those individual price changes due to the long-term nature of our distributor and end customer contracts as well as consistency in purchasing patterns. Additionally, the use of the actual chargeback history to calculate an average chargeback rate has historically resulted in a reasonable estimation of overall current contract rates.

For purposes of estimating the period of time between the sale to the distributor and the receipt of a chargeback claim, we utilize several sources of information including actual inventory quantities of our products on hand at distributors. This inventory on hand information is received from the distributors or, when specific quantities are not provided, estimated by using the targeted days of inventory on hand for distributors. Historical experience of actual chargebacks paid has indicated that use of this information has reasonable predictive value of outstanding chargebacks and accounts for the variability of purchasing patterns and expected timing and volume of sales to end customers. The value of the chargeback reserve generally represents approximately two months of obligation due to the timing difference between the initial sale to a distributor and the processing of a chargeback claim after the product is sold to the end customer.

The chargeback reserve estimates change from period-to-period primarily based on changes in revenue from/and the inventory levels of distributors. Our judgments regarding the information used to calculate the chargeback reserve are consistent from period to period, however, on a regular basis, we evaluate the adequacy of the chargeback reserve to reassess and ensure that the variable consideration is appropriately constrained, and the likelihood of future revenue reversal is not probable. We use metrics including chargeback provision as a percentage of gross revenue, movements in inventory on hand at distributors, trends in accrued versus paid chargebacks and impacts from price changes and similar metrics.

The chargeback reserve reflects a reasonable estimate of the amount of consideration using the expected value method and is recorded as a reduction of accounts receivable, net on the consolidated balance sheets.

We also offer certain volume-based rebates to both our distribution and end-customers, which we record as variable consideration when calculating the transaction price. Rebates are offered on both a fixed and tiered/variable basis. In both cases, we use information available at the time, including ~~and~~ current contractual requirements, our historical experience with each customer and forecasted customer purchasing patterns, to estimate the most likely rebate amount.

* * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact our counsel, Latham & Watkins LLP, by calling Daniel Rees at (714) 755‑2244 with any questions or further comments you may have or if you wish to discuss the above.

Sincerely,

/s/ Brian M. Bonnell

Brian M. Bonnell
Chief Financial Officer
ICU Medical Inc.

cc: Virginia Sanzone, ICU Medical, Inc.
Daniel Rees, Latham & Watkins LLP